SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: February 8, 2018

Quarterly Securities Report

For the three months ended December 31, 2017

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On February 8, 2018, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended December 31, 2017 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ii)

foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)

Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market and regulatory conditions;
(vi)	changes in laws, regulations and government policies in the markets in which Sony operates, including those related to taxation and corporate social responsibility;
(vii)

Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(viii)

Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(ix)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(x)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(xi)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xii)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xiii)

Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, supply and distribution of its products, and its other business operations;

(xiv)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)

the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xvii)

the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and

(xviii)	risks related to catastrophic disasters or similar events.

Risks and uncertainties also include the impact of any future events with material adverse impact.

I     Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Fiscal year ended March 31, 2017

Sales and operating revenue	5,699,646	6,592,961	7,603,250

Operating income	194,311	712,676	288,702

Income before income taxes	163,763	690,578	251,619

Net income attributable to Sony Corporation’s stockholders	45,639	507,620	73,289

Comprehensive income	75,551	600,028	143,652

Total equity	3,079,285	3,714,947	3,135,422

Total assets	17,695,074	19,420,676	17,660,556

Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	36.17	401.76	58.07

Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	35.43	393.05	56.89

Ratio of stockholders’ equity to total assets (%)	13.9	15.7	14.1

Net cash provided by operating activities	313,252	660,329	809,262

Net cash used in investing activities	(981,514)	(566,913)	(1,253,973)

Net cash provided by financing activities	467,851	265,188	452,302

Cash and cash equivalents at end of the period	771,676	1,328,925	960,142

	Yen in millions, Yen per share amounts
	Three months ended December 31, 2016	Three months ended December 31, 2017

Sales and operating revenue	2,397,499	2,672,317

Net income attributable to Sony Corporation’s stockholders	19,631	295,897

Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	15.55	234.08

Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	15.24	228.91

  Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income of affiliated companies as a component of operating income.
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the nine months ended December 31, 2017.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2018. For further information on the realignment, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 7. Business segment information”.

As of December 31, 2017, the Company had 1,338 subsidiaries and 115 affiliated companies, of which 1,308 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 109 affiliated companies.

II    State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2017. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

(2) Material Contracts

There were no material contracts executed or determined to be executed during the three months ended December 31, 2017.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 15, 2017.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

All amounts are presented on the basis of U.S. GAAP. “Sales and operating revenue” (“sales”) in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. For details regarding each segment’s product categories and regarding business segment realignment, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 7. Business segment information”.

Consolidated Financial Results

	(Billions of yen)
	Nine months ended December 31
	2016	2017
Sales and operating revenue	5,699.6	6,593.0
Operating income	194.3	712.7
Income before income taxes	163.8	690.6
Net income attributable to Sony Corporation’s stockholders	45.6	507.6

Sales for the nine months ended December 31, 2017 (“the current nine months”) increased by 893.3 billion yen compared to the same period in the previous fiscal year (“year-on-year”) to 6 trillion 593.0 billion yen. This significant increase was primarily due to the impact of foreign exchange rates as well as increases in sales in all segments except for the Mobile Communications segment.

Operating income for the current nine months increased 518.4 billion yen year-on-year to 712.7 billion yen. This significant increase was primarily due to a significant improvement in the operating results in the Semiconductors segment and the absence in the current nine months of the impairment charge of goodwill recorded in the Pictures segment in the same period of the previous fiscal year.

Operating income for the current nine months included the following:

•	A gain resulting from the sale of the entire equity interest in a manufacturing subsidiary in the camera module business: 28.3 billion yen (Semiconductors segment)
•	Insurance recoveries, mainly for opportunity losses related to the 2016 Kumamoto Earthquakes (the “Kumamoto Earthquakes”): 6.7 billion yen (Semiconductors segment) and 2.6 billion yen (IP&S segment)
•	A gain resulting from the sale of manufacturing equipment: 6.7 billion yen (Semiconductors segment)

Operating income for the same period of the previous fiscal year included the following:

•	An impairment charge of goodwill: 112.1 billion yen (962 million U.S. dollars) (Pictures segment)
•	An impairment charge related to the transfer of the battery business: 32.8 billion yen (All Other)
•

An impairment charge against long-lived assets, resulting from the termination of the development and manufacturing of certain high-functionality camera modules for external sale: 23.9 billion yen (Semiconductors segment)

•	Net charges in expenses resulting from the Kumamoto Earthquakes: 14.9 billion yen (Semiconductors segment)
•	Inventory write-downs of certain image sensors for mobile products: 8.3 billion yen (Semiconductors segment)

During the current nine months, restructuring charges, net, decreased 32.3 billion yen year-on-year to 7.1 billion yen, mainly due to the absence in the current nine months of the above-mentioned impairment charge related to the transfer of the battery business. Restructuring charges are recorded as an operating expense and are included in operating income.

Equity in net income of affiliated companies, recorded within operating income, increased 5.8 billion yen year-on-year to 7.4 billion yen.

The net effect of other income and expenses was an expense of 22.1 billion yen, an improvement of 8.5 billion yen year-on-year, mainly due to an increase in interest and dividend income.

Income before income taxes increased 526.8 billion yen to 690.6 billion yen.

During the current nine months, Sony recorded 138.5 billion yen of income tax expense, resulting in an effective tax rate of 20.1% which was lower than the effective tax rate of 49.4% in the same period of the previous fiscal year. This lower effective tax rate was mainly due to profits recorded in Sony Corporation and its national tax filing group in Japan, and in the U.S. consolidated tax filing group, both of which have established valuation allowances for deferred tax assets, compared to the losses recorded in the same period for those groups in the previous fiscal year. In addition, during the three months ended December 31, 2017, Sony recorded a 13.8 billion yen tax benefit related to deferred tax liabilities as a result of U.S. tax reform.

Net income attributable to Sony Corporation’s stockholders increased 462.0 billion yen year-on-year to 507.6 billion yen.

Operating performance by business segment for the current nine months is as follows:

Game & Network Services (G&NS)

Sales increased 231.3 billion yen to 1 trillion 499.2 billion yen, primarily due to an increase in PlayStation®4 (“PS4”) software sales including sales through the network, as well as the impact of foreign exchange rates. Operating income increased 44.8 billion yen year-on-year to 157.8 billion yen, primarily due to the impact of the above-mentioned increase in sales.

Music

The Music segment results include the yen-translated results of Sony Music Entertainment (“SME”) and Sony/ATV Music Publishing (“Sony/ATV”), both U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen. The segment also includes equity in net income (loss) for EMI Music Publishing (“EMI”), an affiliated company accounted for under the equity method for which Sony records 39.8% of EMI’s net income in the segment’s operating income.

Sales increased 122.9 billion yen year-on-year to 593.6 billion yen, primarily due to higher Visual Media and Platform sales due to the continued strong performance of the mobile game application Fate/Grand Order, as well as higher Recorded Music sales due to an increase in digital streaming revenues. Operating income increased 36.5 billion yen year-on-year to 96.9 billion yen primarily due to the above-mentioned increase in sales.

Pictures

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 109.5 billion yen year-on-year to 710.1 billion yen. This significant increase in sales was due to higher advertising and subscription revenues for Media Networks in India primarily due to the acquisition of TEN Sports Network and improved ratings, higher licensing revenues for Television Productions primarily due to various U.S. television series, and higher theatrical revenues for Motion Pictures primarily due to the strong worldwide theatrical performances of Spider-Man: Homecoming and Jumanji: Welcome to the Jungle. Operating income of 8.7 billion yen was recorded compared to an operating loss of 114.2 billion yen in the same period of previous fiscal year. This significant improvement in operating results was due to the absence of a 112.1 billion yen (962 million U.S. dollars) impairment of goodwill that was recorded in the same period of the previous fiscal year as well as the above-mentioned increase in sales.

Home Entertainment & Sound (HE&S)

Sales increased 163.4 billion yen year-on-year to 987.6 billion yen, primarily due to an improvement in the product mix of televisions reflecting a shift to high value-added models, as well as the impact of foreign exchange rates. Operating income increased 29.5 billion yen year-on-year to 93.2 billion yen, primarily due to the above-mentioned improvement in the product mix of televisions, partially offset by an increase in marketing costs and an increase in the price of key components.

Imaging Products & Solutions (IP&S)

Sales increased 68.7 billion yen year-on-year to 493.5 billion yen, mainly due to the absence in the current nine months of the impact from the Kumamoto Earthquakes that was recorded in the same period of the previous fiscal year, as well as the impact of foreign exchange rates. Operating income increased by 24.6 billion yen year-on-year to 68.1 billion yen, primarily due to the impact of the above-mentioned increase in sales.

Mobile Communications (MC)

Sales decreased 32.5 billion yen year-on-year to 570.8 billion yen, mainly due to a decrease in smartphone unit sales. Operating income decreased 8.4 billion yen year-on-year to 17.0 billion yen, mainly due to the above-mentioned decrease in sales as well as an increase in the price of key components, partially offset by reductions in operating costs.

Semiconductors

Sales increased 111.5 billion yen year-on-year to 683.6 billion yen, primarily due to a significant increase in unit sales of image sensors for mobile products as well as the absence in the current nine months of a decrease in image sensor production due to the Kumamoto Earthquakes in the same period of the previous fiscal year. Operating income of 165.4 billion yen was recorded, compared to an operating loss of 20.6 billion yen recorded in the same period of the previous fiscal year. This improvement in operating results was primarily due to the impact of the above-mentioned increase in sales, the 28.3 billion yen gain resulting from the sale of the entire equity interest in a manufacturing subsidiary in the camera module business, a 6.7 billion yen gain resulting from the sale of manufacturing equipment, as well as 6.7 billion yen in insurance recoveries related to the Kumamoto Earthquakes, each in the current nine months. Additionally, in the same period of the previous fiscal year, the Semiconductors segment operating results included the above-mentioned 23.9 billion yen impairment charge against long-lived assets relating to camera modules, net charges of 14.9 billion yen in expenses resulting from the Kumamoto Earthquakes, and 8.3 billion yen in inventory write-downs of certain image sensors for mobile products.

Financial Services

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”). The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Revenue increased by 143.3 billion yen year-on-year to 955.7 billion yen, mainly due to a significant increase in net gains from investment performance in the separate account at Sony Life, resulting from favorable financial market conditions during the current nine months compared to the same period of the previous fiscal year, as well as higher insurance premiums revenue reflecting an increase in the policy amount in force. Operating income increased by 28.0 billion yen year-on-year to 139.1 billion yen, mainly due to a gain recorded on the sale of real estate held for investment purposes in the general account at Sony Life.

Operating Performance by Geographic Area

For operating performance by geographic area, please refer to “sales and operating revenue attributed to countries and areas based on location of external customers” in “IV Financial Statements – Notes to Consolidated Financial Statements – 7. Business segment information”.

*    *    *    *    *

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 15, 2017. Although foreign exchange rates have fluctuated during the nine-month period ended December 31, 2017, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

During the current nine months, the average rates of the yen were 111.7 yen against the U.S. dollar and 128.5 yen against the euro, which were 5.1 yen and 10.4 yen lower year-on-year.

For the current nine months, sales were 6 trillion 593.0 billion yen, an increase of 15.7% year-on-year, while on a constant currency basis, sales increased approximately 11% year-on-year. For further details about the impact of foreign exchange rate fluctuations on sales and operating income, please refer to the below Note.

Consolidated operating income was 712.7 billion yen for the current nine months, an increase of 518.4 billion yen year-on-year. Most of the foreign exchange rate impact was attributable to the impact of foreign exchange rates in the G&NS, HE&S, IP&S, MC and Semiconductors segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned five segments. For a detailed analysis of segment performance, please refer to the “Results of Operations” section, which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		(Billions of yen)
				Impact of changes in foreign exchange rates
		Nine months ended December 31
		2016	2017
G&NS	Sales	1,268.0	1,499.2	+79.4
	Operating income	113.1	157.8	+13.1
HE&S	Sales	824.2	987.6	+55.3
	Operating income	63.7	93.2	+16.3
IP&S	Sales	424.7	493.5	+22.2
	Operating income	43.5	68.1	+10.2
MC	Sales	603.3	570.8	+15.7
	Operating income	25.3	17.0	-5.2
Semiconductors	Sales	572.0	683.6	+26.6
	Operating income (loss)	(20.6)	165.4	+15.7

In addition, sales for the Music segment increased 26.1% year-on-year to 593.6 billion yen, an approximate 23% increase on a constant currency basis. In the Pictures segment, sales increased 18.2% year-on-year to 710.1 billion yen, an approximate 13% increase on a U.S. dollar basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note:

The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the previous nine months to local currency-denominated monthly sales in the current nine months. For SME and Sony/ATV in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the previous nine months from the current nine months to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. Additionally, the MC segment enters into its own foreign exchange hedging transactions. The impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *

Status of Cash Flows

Operating Activities: During the current nine months, there was a net cash inflow of 660.3 billion yen from operating activities, an increase of 347.1 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a 378.8 billion yen net cash inflow, an increase of 298.2 billion yen year-on-year. This increase was primarily due to an increase in net income after taking into account non-cash adjustments (including depreciation and amortization, other operating (income) expense, net, deferred income taxes and equity in net (income) loss of affiliated companies), as well as an increase in accrued expenses in other current liabilities. This increase in net cash inflow was partially offset by the negative impact of a larger increase in notes and accounts receivable, trade.

The Financial Services segment had a net cash inflow of 295.6 billion yen, an increase of 49.9 billion yen year-on-year. This increase was primarily due to an increase in net income after taking into account non-cash adjustments such as depreciation and amortization, including amortization of deferred insurance acquisition costs.

Investing Activities: During the current nine months, Sony used 566.9 billion yen of net cash in investing activities, a decrease of 414.6 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 141.1 billion yen, a decrease of 100.0 billion yen year-on-year. This decrease was mainly due to a decrease in payments for fixed asset purchases such as semiconductor manufacturing equipment.

The Financial Services segment used 424.8 billion yen of net cash, a decrease of 314.5 billion yen year-on-year. This decrease was mainly due to a year-on-year decrease in payments for investments and advances at Sony Life and Sony Bank.

In all segments excluding the Financial Services segment, net cash generated in operating and investing activities combined *1 for the current nine months was 237.7 billion yen, a 398.3 billion yen improvement from net cash used in the same period of the previous fiscal year.

Financing Activities: During the current nine months, there was a net cash inflow of 265.2 billion yen from financing activities, a decrease of 202.7 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a 38.1 billion yen net cash outflow, a decrease of 59.0 billion yen year-on-year. This decrease was mainly due to a year-on-year decrease in repayment of long-term debt, as well as the absence in the current nine months of the payment for the purchase of Sony/ATV shares from noncontrolling interests in the same period of the previous fiscal year. On the other hand, during the same period of the previous fiscal year, Sony raised capital from the issuance of straight bonds.

In the Financial Services segment, there was a 288.2 billion yen net cash inflow, a decrease of 262.7 billion yen year-on-year. This decrease was primarily due to a decrease in short-term borrowings at Sony Life, as well as a smaller increase in deposits from customers at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at December 31, 2017 was 1 trillion 328.9 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 901.5 billion yen at December 31, 2017, an increase of 209.8 billion yen compared with the balance as of March 31, 2017, and an increase of 420.9 billion yen, compared with the balance as of December 31, 2016. Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 528.8 billion yen of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at December 31, 2017. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 427.4 billion yen at December 31, 2017, an increase of 159.0 billion yen compared with the balance as of March 31, 2017, and an increase of 136.4 billion yen compared with the balance as of December 31, 2016.

*1 Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment. This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows below. This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP. The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own. This measure may not be comparable to those of other companies. This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service. Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen)
	Nine months ended December 31
	2016	2017
Net cash provided by operating activities reported in the consolidated statements of cash flows	313.3	660.3
Net cash used in investing activities reported in the consolidated statements of cash flows	(981.5)	(566.9)

Subtotal (A)	(668.3)	93.4
Less: Net cash provided by operating activities within the Financial Services segment (B)	245.7	295.6
Less: Net cash used in investing activities within the Financial Services segment (C)	(739.3)	(424.8)
Eliminations *2 (D)	14.1	15.1

Cash flow provided by (used in) operating and investing activities combined excluding the Financial Services segment’s activities (A)-(B)-(C)+(D)	(160.6)	237.7

*2	Eliminations primarily consist of intersegment dividend payments.

	(Yen in millions)
	Nine months ended December 31
	Financial Services		Sony without Financial Services		Consolidated
	2016	2017	2016	2017	2016	2017

Cash flows from operating activities:
Net income (loss)	79,331	99,059	17,856	468,111	82,832	552,097
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs	52,350	47,887	207,204	210,300	259,554	258,187
Amortization of film costs	-	-	190,539	259,709	190,539	259,709
Other operating (income) expense, net	69	33	165,385	(40,165)	165,454	(40,131)
(Gain) loss on sale or devaluation of securities investments, net	29	213	4,706	324	4,735	537
(Gain) loss on revaluation of marketable securities held for trading purposes, net	(42,727)	(109,888)	-	-	(42,727)	(109,888)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(2,261)	(3,165)	(371,914)	(484,877)	(372,978)	(488,285)
(Increase) decrease in inventories	-	-	(18,622)	(88,954)	(18,622)	(88,954)
(Increase) decrease in film costs	-	-	(242,875)	(279,082)	(242,875)	(279,082)
Increase (decrease) in notes and accounts payable, trade	-	-	87,698	90,484	87,698	90,484
Increase (decrease) in future insurance policy benefits and other	336,157	424,084	-	-	336,157	424,084
(Increase) decrease in deferred insurance acquisition costs	(70,070)	(65,248)	-	-	(70,070)	(65,248)
(Increase) decrease in marketable securities held for trading purposes	(60,868)	(64,727)	-	-	(60,868)	(64,727)
Other	(46,339)	(32,631)	40,605	242,971	(5,577)	211,546

Net cash provided by (used in) operating activities	245,671	295,617	80,582	378,821	313,252	660,329

Cash flows from investing activities:
Payments for purchases of fixed assets	(10,452)	(10,553)	(250,005)	(179,240)	(260,457)	(189,780)
Payments for investments and advances	(943,712)	(671,982)	(7,410)	(16,456)	(951,199)	(688,508)
Proceeds from sales or return of investments and collections of advances	213,629	257,582	13,837	5,404	226,461	262,056
Other	1,256	157	2,425	49,167	3,681	49,319

Net cash provided by (used in) investing activities	(739,279)	(424,796)	(241,153)	(141,125)	(981,514)	(566,913)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	319,188	157,271	28,914	(12,094)	347,830	145,176
Increase (decrease) in deposits from customers, net	254,279	154,374	-	-	254,279	154,374
Dividends paid	(23,926)	(23,921)	(25,308)	(27,750)	(25,308)	(27,750)
Other	1,355	457	(100,734)	1,750	(108,950)	(6,612)

Net cash provided by (used in) financing activities	550,896	288,181	(97,128)	(38,094)	467,851	265,188

Effect of exchange rate changes on cash and cash equivalents	-	-	(11,525)	10,179	(11,525)	10,179

Net increase (decrease) in cash and cash equivalents	57,288	159,002	(269,224)	209,781	(211,936)	368,783
Cash and cash equivalents at beginning of the fiscal year	233,701	268,382	749,911	691,760	983,612	960,142

Cash and cash equivalents at end of the period	290,989	427,384	480,687	901,541	771,676	1,328,925

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 15, 2017. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 15, 2017.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

Research and development costs for the nine months ended December 31, 2017 totaled 323.4 billion yen. There were no significant changes in research and development activities for the period.

iv) Employees

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented in the Employees section of the Annual Report on Form 20-F filed with the SEC on June 15, 2017.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

As of December 31, 2017, Sony Corporation had 2,555 employees, a decrease of 3,630 employees from 6,185 employees as of March 31, 2017. The total number of employees decreased mainly due to the separation of its IP&S business. There is no significant change in the number of employees of Sony on the consolidated basis.

v) Liquidity and Capital Resources

Note for readers of this English translation:

Except for the information related to the committed lines of credit and the issuance of unsecured straight bonds below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 15, 2017. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 528.8 billion yen in unused committed lines of credit, as of December 31, 2017. Details of those committed lines of credit are: a 300.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until July 2019, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2018, and a 525 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until March 2018, in all of which Sony Corporation and Sony Global Treasury Services Plc are defined as borrowers. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

  III    Company Information

  (1) Information on the Company’s Shares

  i) Total Number of Shares

  1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

  2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the third quarterly period (December 31, 2017)	As of the filing date of the Quarterly Securities Report (February 8, 2018)
Common stock	1,265,651,953	1,265,827,151	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,265,651,953	1,265,827,151	—	—

  Notes:

1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.
2.

The number of shares issued as of the filing date of this Quarterly Securities Report (Shihanki Houkokusho) does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the exercise of unsecured convertible bonds with SARs (6th series)) during February 2018, the month in which this Quarterly Securities Report was filed.

ii) Stock Acquisition Rights

  Note for readers of this English translation:

  The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs listed below which were issued during the three months ended December 31, 2017. A summary of such terms and conditions has previously been filed with or submitted to the SEC under Form 6-K or Form S-8. There has been no change to such terms and conditions since the applicable date of such filings or submissions.

URL: The list of documents previously filed or submitted by the Company

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000313838&owner=include&count=40

Stock acquisition rights issued during the three months ended December 31, 2017

Name (Date of resolution of the Board of Directors)	Number of SARs issued	Number of shares of common stock to be issued or transferred
The thirty-fourth series of Common Stock Acquisition Rights (October 31, 2017)	13,915	1,391,500
The thirty-fifth series of Common Stock Acquisition Rights (October 31, 2017)	15,549	1,554,900

iii) Status of the Exercise of Moving Strike Convertible Bonds

   Not applicable.

iv) Description of Rights Plan

   Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued (Thousands)	Balance of the total number of shares issued (Thousands)	Change in the amount of common stock (Yen in Millions)	Balance of the amount of common stock (Yen in Millions)	Change in the legal capital surplus (Yen in Millions)	Balance of the legal capital surplus (Yen in Millions)
From October 1 to December 31, 2017	1,003	1,265,652	1,922	864,078	1,922	1,077,771

Notes:

1.

The increase mentioned above is due to the exercise of SARs (including the exercise of unsecured convertible bonds with SARs (6th series)) and the issuance of new shares as restricted stock compensation.

2.

Upon the exercise of SARs during the period from January 1, 2018 to January 31, 2018 the total number of shares issued increased by 175 thousand shares, and the amount of common stock and the legal capital surplus increased by 332 million yen, respectively.

vi) Status of Major Shareholders

(As of December 31, 2017)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Citibank as Depositary Bank for Depositary Receipt Holders *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	112,844	8.92
JPMorgan Chase Bank 380055 *2 (Local Custodian: Mizuho Bank, Ltd.)	New York, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	71,498	5.65
The Master Trust Bank of Japan, Ltd. (Trust account) *3	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	69,245	5.47
Japan Trustee Services Bank, Ltd. (Trust account) *3	1-8-11, Harumi, Chuo-ku, Tokyo	67,154	5.31
State Street Bank and Trust Company *2 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	27,359	2.16
Japan Trustee Services Bank, Ltd. (Trust account 5) *3	1-8-11, Harumi, Chuo-ku, Tokyo	25,463	2.01
State Street Bank West Client - Treaty 505234 *2 (Local Custodian: Mizuho Bank, Ltd.)	North Quincy, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	21,882	1.73
Japan Trustee Services Bank, Ltd. (Trust account 1) *3	1-8-11, Harumi, Chuo-ku, Tokyo	18,909	1.49
Japan Trustee Services Bank, Ltd. (Trust account 2) *3	1-8-11, Harumi, Chuo-ku, Tokyo	18,683	1.48
State Street Bank and Trust Company 505223 *2 (Local Custodian: Mizuho Bank, Ltd.)	Boston, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	17,634	1.39
Total		450,671	35.61

Notes:

*1.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*2.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.
*3.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
4.

Sumitomo Mitsui Trust Bank, Limited sent a copy of its “Bulk Shareholding Report” as of April 4, 2014 (which was filed with the Kanto Financial Bureau in Japan) to the Company and reported that it held shares, etc. of the Company as of March 31, 2014 as provided in the below table. As of December 31, 2017, the Company has not been able to confirm such entry of Sumitomo Mitsui Trust Bank, Limited in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Sumitomo Mitsui Trust Bank, Limited and the 2 Joint Holders	52,312	5.04

5.

BlackRock Japan Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of March 22, 2017 and reported that it held shares of the Company as of March 15, 2017 as provided in the below table. As of December 31, 2017, the Company has not been able to confirm such entry of BlackRock Japan Co., Ltd. in the register of shareholders.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
BlackRock Japan Co., Ltd. and the 8 Joint Holders	79,185	6.27
6.

Capital Research and Management Company filed its “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of April 7, 2017 and reported that it held shares of the Company as of March 31, 2017 as provided in the below table. As of December 31, 2017, the Company has not been able to confirm such entry of Capital Research and Management Company in the register of shareholders.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Capital Research and Management Company	90,945	7.20

vii) Status of Voting Rights

1) Shares Issued

(As of December 31, 2017)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,105,600	—	—
Shares with full voting rights (Others)	1,262,510,600	12,625,106	—
Shares constituting less than one full unit	2,035,753	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,265,651,953	—	—
Total voting rights held by all shareholders	—	12,625,106	—

Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,000 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 190 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.

(As of December 31, 2017)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,105,600	—	1,105,600	0.09
Total	—	1,105,600	—	1,105,600	0.09

Note:

In addition to the 1,105,600 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1) “Shares Issued” above.

(2)    Directors and Corporate Executive Officers

The change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2017 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho) is as follows:

i) Retired Corporate Executive Officer

Title	Position	Name	Date of Retirement
Corporate Executive Officer	Executive Vice President (Officer in charge of Game & Network Services Business)	Andrew House	October 3, 2017

ii) The number of male and female Directors and Corporate Executive Officers after the change

   The Directors and Corporate Executive Officers are composed of 18 males and 1 female.

   (The percentage of female Directors and Corporate Executive Officers is 5.3%.)

IV         Financial Statements

(1) Consolidated Financial Statements

(i)    Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2017	At December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	960,142	1,328,925
Marketable securities	1,051,441	1,221,687
Notes and accounts receivable, trade	1,006,961	1,535,912
Allowance for doubtful accounts and sales returns	(53,150)	(62,135)
Inventories	640,835	753,658
Other receivables	223,632	234,002
Prepaid expenses and other current assets	525,861	548,742
Total current assets	4,355,722	5,560,791
Film costs	336,928	365,783
Investments and advances:
Affiliated companies	149,371	155,303
Securities investments and other	9,962,422	10,401,319
	10,111,793	10,556,622
Property, plant and equipment:
Land	117,293	114,967
Buildings	666,381	685,576
Machinery and equipment	1,842,852	1,855,459
Construction in progress	28,779	45,041
	2,655,305	2,701,043
Less – Accumulated depreciation	1,897,106	1,909,436
	758,199	791,607
Other assets:
Intangibles, net	584,185	571,027
Goodwill	522,538	552,336
Deferred insurance acquisition costs	568,837	595,180
Deferred income taxes	98,958	91,452
Other	323,396	335,878
	2,097,914	2,145,873
Total assets	17,660,556	19,420,676

  (Continued on following page.)

            Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2017	At December 31, 2017
LIABILITIES
Current liabilities:
Short-term borrowings	464,655	537,443
Current portion of long-term debt	53,424	245,646
Notes and accounts payable, trade	539,900	658,250
Accounts payable, other and accrued expenses	1,394,758	1,621,542
Accrued income and other taxes	106,037	213,874
Deposits from customers in the banking business	2,071,091	2,159,747
Other	591,874	585,348
Total current liabilities	5,221,739	6,021,850
Long-term debt	681,462	594,195
Accrued pension and severance costs	396,715	403,663
Deferred income taxes	432,824	428,147
Future insurance policy benefits and other	4,834,492	5,104,322
Policyholders’ account in the life insurance business	2,631,073	2,854,660
Other	314,771	284,283
Total liabilities	14,513,076	15,691,120
Redeemable noncontrolling interest	12,058	14,609
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2017–Shares authorized: 3,600,000,000, shares issued: 1,263,763,660	860,645
At December 31, 2017–Shares authorized: 3,600,000,000, shares issued: 1,265,651,953		864,078
Additional paid-in capital	1,275,337	1,279,422
Retained earnings	984,368	1,476,194
Accumulated other comprehensive income –
Unrealized gains on securities, net	126,635	131,333
Unrealized gains and losses on derivative instruments, net	(58)	92
Pension liability adjustment	(308,736)	(301,749)
Foreign currency translation adjustments	(436,610)	(404,996)
	(618,769)	(575,320)
Treasury stock, at cost
Common stock
At March 31, 2017–1,073,222 shares	(4,335)
At December 31, 2017–1,105,679 shares		(4,481)
	2,497,246	3,039,893
Noncontrolling interests	638,176	675,054
Total equity	3,135,422	3,714,947
Total liabilities and equity	17,660,556	19,420,676

  The accompanying notes are an integral part of these statements.

  (ii)    Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2016	2017
Sales and operating revenue:
Net sales	4,834,013	5,573,273
Financial services revenue	806,954	950,292
Other operating revenue	58,679	69,396
	5,699,646	6,592,961
Costs and expenses:
Cost of sales	3,559,927	3,957,700
Selling, general and administrative	1,088,096	1,159,190
Financial services expenses	693,537	810,967
Other operating (income) expense, net	165,454	(40,131)
	5,507,014	5,887,726
Equity in net income of affiliated companies	1,679	7,441
Operating income	194,311	712,676
Other income:
Interest and dividends	7,859	16,556
Gain on sale of securities investments, net	155	1,479
Other	1,906	2,529
	9,920	20,564
Other expenses:
Interest	11,902	10,782
Loss on devaluation of securities investments	4,860	1,803
Foreign exchange loss, net	19,230	25,154
Other	4,476	4,923
	40,468	42,662
Income before income taxes	163,763	690,578
Income taxes	80,931	138,481
Net income	82,832	552,097
Less - Net income attributable to noncontrolling interests	37,193	44,477
Net income attributable to Sony Corporation’s stockholders	45,639	507,620

	Yen
	Nine months ended December 31
	2016	2017
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	36.17	401.76
– Diluted	35.43	393.05

The accompanying notes are an integral part of these statements.

  Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended December 31
	2016	2017
Sales and operating revenue:
Net sales	2,059,578	2,279,714
Financial services revenue	317,342	371,498
Other operating revenue	20,579	21,105
	2,397,499	2,672,317
Costs and expenses:
Cost of sales	1,495,036	1,607,962
Selling, general and administrative	411,652	415,532
Financial services expenses	286,740	315,404
Other operating (income) expense, net	113,013	(13,119)
	2,306,441	2,325,779
Equity in net income of affiliated companies	1,314	4,299
Operating income	92,372	350,837
Other income:
Interest and dividends	2,502	3,519
Gain on sale of securities investments, net	92	833
Other	189	1,531
	2,783	5,883
Other expenses:
Interest	3,749	3,536
Loss on devaluation of securities investments	4,810	1,324
Foreign exchange loss, net	18,420	5,888
Other	1,949	2,853
	28,928	13,601
Income before income taxes	66,227	343,119
Income taxes	36,956	28,234
Net income	29,271	314,885
Less - Net income attributable to noncontrolling interests	9,640	18,988
Net income attributable to Sony Corporation’s stockholders	19,631	295,897

	Yen
	Three months ended December 31
	2016	2017
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	15.55	234.08
– Diluted	15.24	228.91

The accompanying notes are an integral part of these statements.

  (iii)    Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2016	2017
Net income	82,832	552,097
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	(25,645)	7,030
Unrealized gains on derivative instruments	3,690	150
Pension liability adjustment	9,297	7,009
Foreign currency translation adjustments	5,377	33,742
Total comprehensive income	75,551	600,028
Less – Comprehensive income attributable to noncontrolling interests	21,307	48,959
Comprehensive income attributable to Sony Corporation’s stockholders	54,244	551,069

	Yen in millions
	Three months ended December 31
	2016	2017
Net income	29,271	314,885
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	(8,314)	11,688
Unrealized gains (losses) on derivative instruments	3,430	(79)
Pension liability adjustment	3,250	2,365
Foreign currency translation adjustments	112,440	3,655
Total comprehensive income	140,077	332,514
Less – Comprehensive income attributable to noncontrolling interests	2,152	21,603
Comprehensive income attributable to Sony Corporation’s stockholders	137,925	310,911

  The accompanying notes are an integral part of these statements.

  (iv)     Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2016	2017
Cash flows from operating activities:
Net income	82,832	552,097
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	259,554	258,187
Amortization of film costs	190,539	259,709
Accrual for pension and severance costs, less payments	7,270	3,948
Other operating (income) expense, net	165,454	(40,131)
Loss on sale or devaluation of securities investments, net	4,706	324
Gain on revaluation of marketable securities held in the financial services business for trading purposes, net	(42,727)	(109,888)
Loss on revaluation or impairment of securities investments held in the financial services business, net	29	213
Deferred income taxes	4,450	(4,551)
Equity in net (income) loss of affiliated companies, net of dividends	5,770	(2,125)
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(372,978)	(488,285)
Increase in inventories	(18,622)	(88,954)
Increase in film costs	(242,875)	(279,082)
Increase in notes and accounts payable, trade	87,698	90,484
Increase in accrued income and other taxes	65,951	70,983
Increase in future insurance policy benefits and other	336,157	424,084
Increase in deferred insurance acquisition costs	(70,070)	(65,248)
Increase in marketable securities held in the financial services business for trading purposes	(60,868)	(64,727)
Increase in other current assets	(46,705)	(25,633)
Increase in other current liabilities	55,453	189,524
Other	(97,766)	(20,600)
Net cash provided by operating activities	313,252	660,329

(Continued on following page.)

            Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Nine months ended December 31
	2016	2017
Cash flows from investing activities:
Payments for purchases of fixed assets	(260,457)	(189,780)
Proceeds from sales of fixed assets	9,134	15,095
Payments for investments and advances by financial services business	(943,712)	(671,982)
Payments for investments and advances (other than financial services business)	(7,487)	(16,526)
Proceeds from sales or return of investments and collections of advances by financial services business	212,624	256,652
Proceeds from sales or return of investments and collections of advances (other than financial services business)	13,837	5,404
Proceeds from sales of businesses	3,262	44,624
Other	(8,715)	(10,400)
Net cash used in investing activities	(981,514)	(566,913)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	255,416	92,833
Payments of long-term debt	(182,670)	(20,570)
Increase in short-term borrowings, net	275,084	72,913
Increase in deposits from customers in the financial services business, net	254,279	154,374
Dividends paid	(25,308)	(27,750)
Payment for purchase of Sony/ATV shares from noncontrolling interests	(76,565)	-
Other	(32,385)	(6,612)
Net cash provided by financing activities	467,851	265,188
Effect of exchange rate changes on cash and cash equivalents	(11,525)	10,179
Net increase (decrease) in cash and cash equivalents	(211,936)	368,783
Cash and cash equivalents at beginning of the fiscal year	983,612	960,142
Cash and cash equivalents at end of the period	771,676	1,328,925

  The accompanying notes are an integral part of these statements.

    Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(2)	Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the nine and three months ended December 31, 2016 have been made to conform to the presentation for the nine and three months ended December 31, 2017.

2.	Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2017				December 31, 2017
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities:
Japanese national government bonds	1,161,493	182,836	(928)	1,343,401	1,189,954	180,640	(504)	1,370,090
Japanese local government bonds	60,450	144	(63)	60,531	66,022	97	(105)	66,014
Japanese corporate bonds	163,785	7,864	(1,846)	169,803	194,204	8,572	(1,386)	201,390
Foreign government bonds	27,601	359	(918)	27,042	47,633	2,203	(314)	49,522
Foreign corporate bonds	396,097	4,168	(719)	399,546	375,729	2,372	(444)	377,657
Other	15,192	-	(0)	15,192	82,236	1	-	82,237

	1,824,618	195,371	(4,474)	2,015,515	1,955,778	193,885	(2,753)	2,146,910

Equity securities	55,928	69,937	(377)	125,488	55,711	78,807	(269)	134,249

Held-to-maturity securities:
Japanese national government bonds *	5,661,191	1,520,904	(30,553)	7,151,542	5,832,482	1,547,982	(28,878)	7,351,586
Japanese local government bonds	4,101	449	-	4,550	3,913	420	-	4,333
Japanese corporate bonds	230,011	12,346	(22,071)	220,286	320,165	13,646	(21,692)	312,119
Foreign government bonds	253,019	5,269	(22,868)	235,420	279,810	15,318	(12,014)	283,114
Foreign corporate bonds	198	18	-	216	198	15	-	213

	6,148,520	1,538,986	(75,492)	7,612,014	6,436,568	1,577,381	(62,584)	7,951,365

Total	8,029,066	1,804,294	(80,343)	9,753,017	8,448,057	1,850,073	(65,606)	10,232,524

* As of December 31, 2017, held-to-maturity securities include 268,725 million yen of pledged Japanese national government bonds as collateral for transactions with short-term repurchase agreement.

3.	Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	March 31, 2017
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	611,108	310,212	-	921,320	921,320	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,343,401	-	1,343,401	18,483	1,324,918	-	-
Japanese local government bonds	-	60,531	-	60,531	8,518	52,013	-	-
Japanese corporate bonds	-	168,493	1,310	169,803	8,433	161,370	-	-
Foreign government bonds	-	27,042	-	27,042	1,007	26,035	-	-
Foreign corporate bonds	-	358,369	41,177	399,546	86,708	312,838	-	-
Other	-	-	15,192	15,192	-	15,192	-	-
Equity securities	125,306	182	-	125,488	-	125,488	-	-
Other investments *1	6,589	4,525	10,483	21,597	-	21,597	-	-
Derivative assets *2, *3	981	26,279	-	27,260	-	-	25,409	1,851

Total assets	743,984	2,299,034	68,162	3,111,180	1,044,469	2,039,451	25,409	1,851

Liabilities:
Derivative liabilities *2, *3	520	33,930	-	34,450	-	-	15,743	18,707

Total liabilities	520	33,930	-	34,450	-	-	15,743	18,707

	Yen in millions
	December 31, 2017
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	742,836	343,916	-	1,086,752	1,086,752	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,370,090	-	1,370,090	20,834	1,349,256	-	-
Japanese local government bonds	-	66,014	-	66,014	9,388	56,626	-	-
Japanese corporate bonds	-	201,390	-	201,390	9,138	192,252	-	-
Foreign government bonds	-	49,522	-	49,522	-	49,522	-	-
Foreign corporate bonds	-	349,534	28,123	377,657	89,771	287,886	-	-
Other	-	-	82,237	82,237	-	82,237	-	-
Equity securities	133,919	330	-	134,249	-	134,249	-	-
Other investments *1	7,047	5,463	9,731	22,241	-	22,241	-	-
Derivative assets *2, *3	613	16,736	-	17,349	-	-	15,358	1,991

Total assets	884,415	2,402,995	120,091	3,407,501	1,215,883	2,174,269	15,358	1,991

Liabilities:
Derivative liabilities *2, *3	616	35,822	-	36,438	-	-	20,153	16,285

Total liabilities	616	35,822	-	36,438	-	-	20,153	16,285

*1	Other investments include certain hybrid financial instruments and certain private equity investments.
*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.
*3	The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

4.	Supplemental equity and comprehensive income information

(1)	Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the nine months ended December 31, 2016 and 2017 are as follows:

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2016	2,463,340	661,070	3,124,410
Exercise of stock acquisition rights	2,314	-	2,314
Stock-based compensation	1,452	-	1,452
Comprehensive income:
Net income	45,639	37,193	82,832
Other comprehensive income, net of tax —
Unrealized losses on securities	(12,064)	(13,581)	(25,645)
Unrealized gains on derivative instruments	3,689	1	3,690
Pension liability adjustment	9,175	122	9,297
Foreign currency translation adjustments	7,805	(2,428)	5,377

Total comprehensive income	54,244	21,307	75,551

Dividends declared	(12,625)	(16,480)	(29,105)
Transactions with noncontrolling interests shareholders and other	(55,791)	(39,546)	(95,337)

Balance at December 31, 2016	2,452,934	626,351	3,079,285

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2017	2,497,246	638,176	3,135,422
Issuance of new shares	842	-	842
Exercise of stock acquisition rights	6,008	-	6,008
Conversion of convertible bonds	16	-	16
Stock-based compensation	1,320	-	1,320
Comprehensive income:
Net income	507,620	44,477	552,097
Other comprehensive income, net of tax —
Unrealized gains on securities	4,698	2,332	7,030
Unrealized gains on derivative instruments	150	-	150
Pension liability adjustment	6,987	22	7,009
Foreign currency translation adjustments	31,614	2,128	33,742

Total comprehensive income	551,069	48,959	600,028

Dividends declared	(15,794)	(14,473)	(30,267)
Transactions with noncontrolling interests shareholders and other	(814)	2,392	1,578

Balance at December 31, 2017	3,039,893	675,054	3,714,947

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the nine months ended December 31, 2016 and 2017.

(2)	Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the nine months ended December 31, 2016 and 2017 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total

Balance at March 31, 2016	140,736	(1,198)	(371,739)	(421,117)	(653,318)
Other comprehensive income before reclassifications	(25,788)	6,125	(340)	5,377	(14,626)
Amounts reclassified out of accumulated other comprehensive income	143	(2,435)	9,637	-	7,345

Net current-period other comprehensive income	(25,645)	3,690	9,297	5,377	(7,281)
Less: Other comprehensive income attributable to noncontrolling interests	(13,581)	1	122	(2,428)	(15,886)

Balance at December 31, 2016	128,672	2,491	(362,564)	(413,312)	(644,713)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total

Balance at March 31, 2017	126,635	(58)	(308,736)	(436,610)	(618,769)
Other comprehensive income before reclassifications	7,897	(149)	(117)	36,505	44,136
Amounts reclassified out of accumulated other comprehensive income	(867)	299	7,126	(2,763)	3,795

Net current-period other comprehensive income	7,030	150	7,009	33,742	47,931
Less: Other comprehensive income attributable to noncontrolling interests	2,332	-	22	2,128	4,482

Balance at December 31, 2017	131,333	92	(301,749)	(404,996)	(575,320)

5.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income attributable to Sony Corporation’s stockholders per share (“EPS”) for the nine and three months ended December 31, 2016 and 2017 is as follows:

	Yen in millions
	Nine months ended December 31
	2016	2017
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	45,639	507,620

	Thousands of shares
Weighted-average shares outstanding	1,261,862	1,263,485
Effect of dilutive securities:
Stock acquisition rights	2,237	4,051
Zero coupon convertible bonds	23,962	23,961

Weighted-average shares for diluted EPS computation	1,288,061	1,291,497

	Yen
Basic EPS	36.17	401.76

Diluted EPS	35.43	393.05

Potential shares of common stock that were excluded from the computation of diluted EPS for the nine months ended December 31, 2016 and 2017 were 8,014 thousand shares and 2,946 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the nine months ended December 31, 2016 and 2017 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

	Yen in millions
	Three months ended December 31
	2016	2017
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	19,631	295,897

	Thousands of shares
Weighted-average shares outstanding	1,262,223	1,264,083
Effect of dilutive securities:
Stock acquisition rights	2,187	4,572
Zero coupon convertible bonds	23,962	23,960

Weighted-average shares for diluted EPS computation	1,288,372	1,292,615

	Yen
Basic EPS	15.55	234.08

Diluted EPS	15.24	228.91

Potential shares of common stock that were excluded from the computation of diluted EPS for the three months ended December 31, 2016 and 2017 were 8,014 thousand shares and 2,946 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended December 31, 2016 and 2017 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

6.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of December 31, 2017, the total unused portion of the lines of credit extended under these contracts was 31,817 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2)	Purchase commitments and other

Purchase commitments and other outstanding commitments as of December 31, 2017 amounted to 410,064 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within two years. As of December 31, 2017, these subsidiaries were committed to make payments under such contracts of 118,983 million yen.

Certain subsidiaries in the Music segment have entered into contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of December 31, 2017, these subsidiaries were committed to make payments of 78,103 million yen under such contracts.

A subsidiary in the Game & Network Services segment has entered into contracts for programming content. These contracts cover various periods mainly within two years. As of December 31, 2017, this subsidiary was committed to make payments of 33,134 million yen under such contracts.

Sony has entered into sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within two years. As of December 31, 2017, Sony has committed to make payments of 6,710 million yen under such contracts.

(3)	Litigation

Beginning in 2009, the U.S. Department of Justice (“DOJ”), the European Commission and certain other governmental agencies outside the United States have conducted investigations relating to competition in the optical disk drives market. Sony Corporation and/or certain of its subsidiaries have been subject to these investigations. Sony understands that the investigations of several agencies, including the DOJ, have ended, and only one agency continues to investigate. However, proceedings initiated by the European Commission as a result of its investigation continue. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation and certain of its subsidiaries 31 million euros; however, Sony filed an appeal against the decision with the European Union’s General Court. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in 2011, the DOJ, the European Commission and certain other governmental agencies outside the United States conducted investigations relating to competition in the secondary batteries market. Sony Corporation and/or certain of its subsidiaries were subject to these investigations. Sony understands that the investigations by these agencies, including the DOJ and the European Commission, have ended or are no longer active. With respect to the investigation by the European Commission, in December 2016, Sony Corporation and certain of its subsidiaries reached a settlement with the European Commission to pay a fine of approximately 29.8 million euros. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4) Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of December 31, 2017 amounted to 3,210 million yen.

7.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2018. As a result of this realignment, the operation of the former Components segment is now included in All Other. In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

The Game & Network Services (“G&NS”) segment includes the manufacture and sales of home gaming products, network services businesses and production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The Home Entertainment & Sound (“HE&S”) segment includes Televisions as well as Audio and Video businesses. The Imaging Products & Solutions (“IP&S”) segment includes the Still and Video Cameras business. The Mobile Communications (“MC”) segment includes the manufacture and sales of mobile phones and Internet-related service businesses. The Semiconductors segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including the overseas disc manufacturing, recording media and battery businesses. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Sales and operating revenue:

	Yen in millions
	Nine months ended December 31
	2016	2017
Sales and operating revenue:
Game & Network Services -
Customers	1,212,613	1,418,955
Intersegment	55,345	80,277

Total	1,267,958	1,499,232
Music -
Customers	458,256	582,180
Intersegment	12,366	11,387

Total	470,622	593,567
Pictures -
Customers	599,920	709,458
Intersegment	665	673

Total	600,585	710,131
Home Entertainment & Sound -
Customers	820,799	986,839
Intersegment	3,422	808

Total	824,221	987,647
Imaging Products & Solutions -
Customers	419,662	488,399
Intersegment	5,055	5,058

Total	424,717	493,457
Mobile Communications -
Customers	598,855	564,025
Intersegment	4,435	6,746

Total	603,290	570,771
Semiconductors -
Customers	484,332	584,389
Intersegment	87,714	99,165

Total	572,046	683,554
Financial Services -
Customers	806,954	950,292
Intersegment	5,417	5,363

Total	812,371	955,655
All Other -
Customers	276,660	286,307
Intersegment	57,113	44,335

Total	333,773	330,642
Corporate and elimination	(209,937)	(231,695)

Consolidated total	5,699,646	6,592,961

G&NS intersegment amounts primarily consist of transactions with All Other.

Semiconductors intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.

Corporate and elimination includes certain brand and patent royalty income.

	Yen in millions
	Three months ended December 31
	2016	2017
Sales and operating revenue:
Game & Network Services -
Customers	596,997	681,649
Intersegment	20,702	36,317

Total	617,699	717,966
Music -
Customers	173,218	214,267
Intersegment	5,289	4,162

Total	178,507	218,429
Pictures -
Customers	224,771	260,050
Intersegment	385	267

Total	225,156	260,317
Home Entertainment & Sound -
Customers	351,983	429,604
Intersegment	1,442	243

Total	353,425	429,847
Imaging Products & Solutions -
Customers	165,260	179,112
Intersegment	1,859	1,990

Total	167,119	181,102
Mobile Communications -
Customers	247,173	215,141
Intersegment	1,424	2,402

Total	248,597	217,543
Semiconductors -
Customers	205,021	218,303
Intersegment	28,847	32,627

Total	233,868	250,930
Financial Services -
Customers	317,342	371,498
Intersegment	1,800	1,773

Total	319,142	373,271
All Other -
Customers	109,933	96,611
Intersegment	21,713	11,971

Total	131,646	108,582
Corporate and elimination	(77,660)	(85,670)

Consolidated total	2,397,499	2,672,317

G&NS intersegment amounts primarily consist of transactions with All Other.

Semiconductors intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Nine months ended December 31
	2016	2017
Operating income (loss):
Game & Network Services	113,051	157,847
Music	60,373	96,878
Pictures	(114,207)	8,688
Home Entertainment & Sound	63,731	93,183
Imaging Products & Solutions	43,467	68,056
Mobile Communications	25,331	16,964
Semiconductors	(20,567)	165,370
Financial Services	111,106	139,109
All Other	(41,604)	(6,004)

Total	240,681	740,091
Corporate and elimination	(46,370)	(27,415)

Consolidated operating income	194,311	712,676

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

	Yen in millions
	Three months ended December 31
	2016	2017
Operating income (loss):
Game & Network Services	50,028	85,364
Music	27,982	39,342
Pictures	(106,774)	10,489
Home Entertainment & Sound	25,934	46,213
Imaging Products & Solutions	21,101	25,982
Mobile Communications	21,218	15,801
Semiconductors	27,166	60,558
Financial Services	28,996	56,287
All Other	(2,049)	2,255

Total	93,602	342,291
Corporate and elimination	(1,230)	8,546

Consolidated operating income	92,372	350,837

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Nine months ended December 31
Sales and operating revenue:	2016	2017
Game & Network Services
Hardware	505,409	506,366
Network	504,868	718,695
Other	202,336	193,894

Total	1,212,613	1,418,955

Music
Recorded Music	294,296	337,238
Music Publishing	46,791	54,693
Visual Media and Platform	117,169	190,249

Total	458,256	582,180

Pictures
Motion Pictures	265,701	302,005
Television Productions	168,661	201,514
Media Networks	165,558	205,939

Total	599,920	709,458

Home Entertainment & Sound
Televisions	579,811	700,403
Audio and Video	239,770	284,664
Other	1,218	1,772

Total	820,799	986,839

Imaging Products & Solutions
Still and Video Cameras	267,962	326,362
Other	151,700	162,037

Total	419,662	488,399

Mobile Communications	598,855	564,025
Semiconductors	484,332	584,389
Financial Services	806,954	950,292
All Other	276,660	286,307
Corporate	21,595	22,117

Consolidated total	5,699,646	6,592,961

	Yen in millions
	Three months ended December 31
Sales and operating revenue:	2016	2017
Game & Network Services
Hardware	279,858	270,653
Network	212,701	300,407
Other	104,438	110,589

Total	596,997	681,649

Music
Recorded Music	114,833	128,239
Music Publishing	15,549	18,334
Visual Media and Platform	42,836	67,694

Total	173,218	214,267

Pictures
Motion Pictures	96,427	106,931
Television Productions	73,044	82,227
Media Networks	55,300	70,892

Total	224,771	260,050

Home Entertainment & Sound
Televisions	244,421	301,476
Audio and Video	106,916	127,303
Other	646	825

Total	351,983	429,604

Imaging Products & Solutions
Still and Video Cameras	110,962	121,156
Other	54,298	57,956

Total	165,260	179,112

Mobile Communications	247,173	215,141
Semiconductors	205,021	218,303
Financial Services	317,342	371,498
All Other	109,933	96,611
Corporate	5,801	6,082

Consolidated total	2,397,499	2,672,317

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the HE&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment.

	Yen in millions
	Nine months ended December 31
	2016	2017
Depreciation and amortization:
Game & Network Services	18,803	21,486
Music	11,443	12,833
Pictures	14,733	18,190
Home Entertainment & Sound	14,732	15,611
Imaging Products & Solutions	18,627	17,717
Mobile Communications	14,998	14,223
Semiconductors	75,997	73,394
Financial Services, including deferred insurance acquisition costs	52,350	47,887
All Other	5,447	4,385

Total	227,130	225,726

Corporate	32,424	32,461

Consolidated total	259,554	258,187

	Yen in millions
	Nine months ended December 31, 2016
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	6	-	6
Music	1,655	-	1,655
Pictures	1,643	(0)	1,643
Home Entertainment & Sound	542	-	542
Imaging Products & Solutions	174	-	174
Mobile Communications	65	127	192
Semiconductors	(0)	-	(0)
Financial Services	-	-	-
All Other and Corporate	35,162	32	35,194

Consolidated total	39,247	159	39,406

	Yen in millions
	Nine months ended December 31, 2017
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	1,816	-	1,816
Pictures	482	-	482
Home Entertainment & Sound	27	-	27
Imaging Products & Solutions	23	-	23
Mobile Communications	1,229	0	1,229
Semiconductors	-	-	-
Financial Services	-	-	-
All Other and Corporate	3,544	0	3,544

Consolidated total	7,121	0	7,121

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Yen in millions
	Three months ended December 31
	2016	2017
Depreciation and amortization:
Game & Network Services	6,644	7,324
Music	4,070	4,444
Pictures	5,052	6,243
Home Entertainment & Sound	4,962	6,053
Imaging Products & Solutions	6,412	6,152
Mobile Communications	5,071	4,923
Semiconductors	24,620	24,955
Financial Services, including deferred insurance acquisition costs	9,999	15,506
All Other	1,254	815

Total	68,084	76,415

Corporate	10,410	11,810

Consolidated total	78,494	88,225

	Yen in millions
	Three months ended December 31, 2016
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	837	-	837
Pictures	752	(4)	748
Home Entertainment & Sound	529	-	529
Imaging Products & Solutions	157	-	157
Mobile Communications	38	6	44
Semiconductors	(3)	-	(3)
Financial Services	-	-	-
All Other and Corporate	2,741	32	2,773

Consolidated total	5,051	34	5,085

	Yen in millions
	Three months ended December 31, 2017
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	1,594	-	1,594
Pictures	39	-	39
Home Entertainment & Sound	8	-	8
Imaging Products & Solutions	2	-	2
Mobile Communications	538	-	538
Semiconductors	-	-	-
Financial Services	-	-	-
All Other and Corporate	911	-	911

Consolidated total	3,092	-	3,092

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information –

Sales and operating revenue attributed to countries and areas based on location of external customers are as follows:

	Yen in millions
	Nine months ended December 31
Sales and operating revenue:	2016	2017
Japan	1,772,928	1,991,848
United States	1,259,503	1,412,559
Europe	1,240,258	1,421,847
China	409,385	521,945
Asia-Pacific	657,680	819,837
Other Areas	359,892	424,925

Total	5,699,646	6,592,961

	Yen in millions
	Three months ended December 31
Sales and operating revenue:	2016	2017
Japan	718,286	775,569
United States	543,731	614,438
Europe	551,263	640,214
China	169,318	182,809
Asia-Pacific	264,805	293,992
Other Areas	150,096	165,295

Total	2,397,499	2,672,317

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales and operating revenue with any single major external customer for the nine and three months ended December 31, 2016 and 2017.

(2) Other Information

(i) Dividends declared

An interim cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on October 31, 2017 as below:

1. Total amount of interim cash dividends:

15,794 million yen

2. Amount of interim cash dividends per share:

12.50 yen

3. Payment date:

December 1, 2017

Note: Interim cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of September 30, 2017.

(ii) Litigation

  For the legal proceedings, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 6. Commitments, contingent liabilities and other”.